Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-154314
August 22, 2011
PepsiCo, Inc.
0.800% Senior Notes due 2014
3.000% Senior Notes due 2021

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	Aa3 / A- (stable / stable outlook)

Trade Date:	August 22, 2011

Settlement Date (T+5):	August 29, 2011

Title of Securities:	0.800% Senior Notes due 2014	3.000% Senior Notes due 2021

Aggregate Principal Amount Offered:	$500,000,000	$750,000,000

Maturity Date:	August 25, 2014	August 25, 2021

Interest Payment Dates:	Semi-annually on each February 25 and August 25, commencing on February 25, 2012	Semi-annually on each February 25 and August 25, commencing on February 25, 2012

Benchmark Treasury:	0.500% due August 15, 2014	2.125% due August 15, 2021

Benchmark Treasury Yield:	0.363%	2.101%

Spread to Treasury:	+57 bps	+97 bps

Re-offer Yield:	0.933%	3.071%

Coupon:	0.800%	3.000%

Price to Public:	99.609%	99.393%

Optional Redemption:	Make-whole call at Treasury rate plus 10 basis points	Make-whole call at Treasury rate plus 15 basis points

Daycount Fraction:	30 / 360	30 / 360

CUSIP/ISIN:	713448 BV9 / US713448BV91	713448 BW7 / US713448BW74

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Bookrunners:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc.
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An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.
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